Mail Stop 4561

October 30, 2008

Mr. Robert Glaser
Chief Executive Officer
RealNetworks, Inc.
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

> **Re: RealNetworks, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 000-23137**

Dear Mr. Glaser:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

1.   It appears that in recent periods your business activities have increasingly emphasized delivery of your products and services through an application service provider model, as opposed to the system software licenses that were previously

emphasized. Please consider providing concise industry background to introduce investors to the conditions or events that have led to this change, and discuss its effect on your operations and business plan. Additionally, please expand to provide insight regarding your acquisition strategies and explain how you have been implementing those strategies. Finally, consider discussing the effect that the cash payments from the Microsoft antitrust settlement agreement had on your activities in recent periods and discuss the impact of the completion of Microsoft's performance under the settlement agreement on your prospects and strategies going forward.

Revenue by Segment, page 36

2.   In your response letter to us dated April 12, 2007 (comment number 1 relating to your 2006 Form 10-K), you indicated that in future filings you would enhance disclosure in your MD&A to provide quantification for material changes in revenues and expenses. However, we note that in your 2007 Form 10-K, you continue to refer to multiple factors without quantifying them. For example, you attribute the 185% increase in Technology Products and Services revenues to three acquired businesses without disclosing their relative significance. Please tell us how the disclosure under this section reflects the assertion made in the April 12, 2007 letter and tell us how you concluded that your disclosures comply with Section III.D of SEC Release No. 33-6835.

3.   Your disclosures have not discussed the extent to which the changes in revenues from one period to the next were attributable to changes in volumes sold or to changes in prices charged. Currently, the text provides little information to investors about the pricing environment for your products over the three most recent years and how any changes for the prices of the goods has affected your business. For example, on pages 36-37 you disclose that music revenue increased 21% during 2007 compared to 2006, due primarily to growth in subscription revenue from your subscription-based music products which accounted for 86% of this increase. Further, on page 40, you disclose that service revenue increased 56% and 25%, respectively, in 2007 and 2006 due primarily to an increase in revenue from the increase in the number of subscribers, as well as changes in the price per subscription. In future filings please quantify the extent to which the revenue increases were the result of increases in volume sold or increases in price. See Item 303(a)(3)(iii) of Regulation S-K for further guidance.

Liquidity and Capital Resources, page 46

4.   In your response to comment number 3 in the April 12, 2007 letter, you indicated that in future filings you would expand your discussion to include disclosure regarding the underlying reasons for changes in working capital items that affect operating cash flows. However, we note that the disclosure in your 2007 Form

10-K does not appear to provide any additional insight into your operating cash flows. In this regard, we note that you aggregated your working capital sources and uses of cash and did not disclose the underlying reasons for these changes or how they impacted operating cash flow. Please tell us how the disclosure under this section reflects the assertion made in the April 12, 2007 letter and tell us how you concluded that your disclosures comply with Section IV.B.1 of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Rhapsody America, page 63

5.   Please provide us with your analysis supporting the conclusion that the call and put rights relating to the minority interest in Rhapsody do not represent freestanding financial instruments or derivatives that should be accounted for separately.

Item 15. Exhibits and Financial Statements Schedule, page 93

Exhibit 31.1 and 31.2

6.   You replaced the word "report" with "annual report" in paragraph 1, and also failed to capitalize the first word of paragraphs 4(a)-(d) and 5(a)-(b). The certifications may not be changed in any respect from the language set forth in Item 601(b)(31)(i) of Regulation S-K. See Section II.B.4 of SEC Release No. 34-46427 (August 28, 2002) and the Division of Corporation Finance Staff Alert (March 4, 2005) available on our website at www.sec.gov. In future filings please provide certifications that do not vary from the specified format.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Mark Shannon, Staff Accountant, at (202) 551-3299, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty at (202) 551-3271, or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief